UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 5)*

CUREVAC N.V.

(Name of Issuer)

Common Shares, par value €0.12 per share

(Title of Class of Securities)

N2451R105

(CUSIP Number)

Brian S. North, Esquire

Buchanan Ingersoll & Rooney PC

50 South 16th Street, Suite 3200

Philadelphia, PA 19102

(215) 665-8700

Dr. Marc Hauser

RITTERSHAUS

Harrlachweg 4 · 68163 Mannheim

Germany

+49 621 4256-275

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 4, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N2451R105

1.	Names of Reporting Persons. dievini Hopp BioTech holding GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒(1)
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 82,963,501(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 82,963,501

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,963,501

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.3%(3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), DHFS II Holding GmbH & Co. KG (“DHFS II Holding”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Zweite DH Verwaltungs GmbH (“Zweite DH”), Dietmar Hopp, Oliver Hopp, and Daniel Hopp (collectively, the “Reporting Persons”). dievini, DH-LT-Investments, Dietmar Hopp, MH-LT-Investments GmbH (“MH-LT-Investments”), Bohlini invest GmbH (“Bohlini invest”), and 4H invest GmbH (“4H invest”) are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, Zweite DH, MH-LT-Investments, Bohlini invest, and 4H invest are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The Reporting Persons other than dievini, DH-LT-Investments, and Dietmar Hopp expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 70,846,532 shares held of record by dievini, 10,102,286 shares held of record by DH-LT-Investments, 495,504 shares held of record by MH-LT-Investments, 499,944 shares held of record by Bohlini invest, and 1,019,235 shares held of record by 4H invest GmbH (“4H invest”).

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022

2

CUSIP No. N2451R105

1.	Names of Reporting Persons. DH-LT-Investments GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒(1)
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,102,286(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,102,286

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,102,286

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), DHFS II Holding GmbH & Co. KG (“DHFS II Holding”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Zweite DH Verwaltungs GmbH (“Zweite DH”), Dietmar Hopp, Oliver Hopp, and Daniel Hopp ( collectively, the “Reporting Persons”). dievini, DH-LT-Investments, Dietmar Hopp, MH-LT-Investments GmbH (“MH-LT-Investments”), Bohlini invest GmbH (“Bohlini invest”), and 4H invest GmbH (“4H invest”) are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, Zweite DH, MH-LT-Investments, Bohlini invest, and 4H invest are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The Reporting Persons other than dievini, DH-LT-Investments, and Dietmar Hopp expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by DH-LT-Investments GmbH.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

3

CUSIP No. N2451R105

1.	Names of Reporting Persons. DH-Capital GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 82,963,501(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 82,963,501

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,160,390

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.3%(3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), DHFS II Holding GmbH & Co. KG (“DHFS II Holding”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Zweite DH Verwaltungs GmbH (“DH Zweite”), Dietmar Hopp, Oliver Hopp, and Daniel Hopp ( collectively, the “Reporting Persons”). dievini, DH-LT-Investments, Dietmar Hopp, MH-LT-Investments GmbH (“MH-LT-Investments”), Bohlini invest GmbH (“Bohlini invest”), and 4H invest GmbH (“4H invest”) are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, Zweite DH, MH-LT-Investments, Bohlini invest, and 4H invest are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The Reporting Persons other than dievini, DH-LT-Investments, and Dietmar Hopp expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 70,846,532 shares held of record by dievini, 10,102,286 shares held of record by DH-LT-Investments, 495,504 shares held of record by MH-LT-Investments, 499,944 shares held of record by Bohlini invest, 1,019,235 shares held of record by 4H invest.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

4

CUSIP No. N2451R105

1.	Names of Reporting Persons. OH Beteiligungen GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 82,963,501(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 82,963,501

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,963,501

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.3%(3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), DHFS II Holding GmbH & Co. KG (“DHFS II Holding”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Zweite DH Verwaltungs GmbH (“Zweite DH”), Dietmar Hopp, Oliver Hopp, and Daniel Hopp ( collectively, the “Reporting Persons”). dievini, DH-LT-Investments, Dietmar Hopp, MH-LT-Investments GmbH (“MH-LT-Investments”), Bohlini invest GmbH (“Bohlini invest”), and 4H invest GmbH (“4H invest”) are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, Zweite DH, MH-LT-Investments, Bohlini invest, and 4H invest are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The Reporting Persons other than dievini, DH-LT-Investments, and Dietmar Hopp expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 70,846,532 shares held of record by dievini, 10,102,286 shares held of record by DH-LT-Investments, 495,504 shares held of record by MH-LT-Investments, 499,944 shares held of record by Bohlini invest, and 1,019,235 shares held of record by 4H invest.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

5

CUSIP No. N2451R105

1.	Names of Reporting Persons. Dietmar Hopp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒(1)
(b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 158,700

	8.	Shared Voting Power 86,001,690(2)

	9.	Sole Dispositive Power 158,700

	10.	Shared Dispositive Power 86,001,690

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,160,390

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), DHFS II Holding GmbH & Co. KG (“DHFS II Holding”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Zweite DH Verwaltungs GmbH (“DH Zweite”), Dietmar Hopp, Oliver Hopp, and Daniel Hopp ( collectively, the “Reporting Persons”). dievini, DH-LT-Investments, Dietmar Hopp, MH-LT-Investments GmbH (“MH-LT-Investments”), Bohlini invest GmbH (“Bohlini invest”), and 4H invest GmbH (“4H invest”) are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, Zweite DH, MH-LT-Investments, Bohlini invest, and 4H invest are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The Reporting Persons other than dievini, DH-LT-Investments, and Dietmar Hopp expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 70,846,532 shares held of record by dievini, 10,102,286 shares held of record by DH-LT-Investments, 495,504 shares held of record by MH-LT-Investments, 3,004,672 shares of record held by Zweite DH, 33,517 shares held of record by a company of which Mr. Hopp is the sole shareholder, 499,944 shares held of record by Bohlini invest, and 1,019,235 shares held of record by 4H invest.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

6

CUSIP No. N2451R105

1.	Names of Reporting Persons. Oliver Hopp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 82,963,501 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 82,963,501

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,963,501

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.3%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), DHFS II Holding GmbH & Co. KG (“DHFS II Holding”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Zweite DH Verwaltungs GmbH (“Zweite DH”), Dietmar Hopp, Oliver Hopp, and Daniel Hopp ( collectively, the “Reporting Persons”). dievini, DH-LT-Investments, Dietmar Hopp, MH-LT-Investments GmbH (“MH-LT-Investments”), Bohlini invest GmbH (“Bohlini invest”), and 4H invest GmbH (“4H invest”) are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, Zweite DH, MH-LT-Investments, Bohlini invest, and 4H invest are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The Reporting Persons other than dievini, DH-LT-Investments, and Dietmar Hopp expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 70,846,532 shares held of record by dievini, 10,102,286 shares held of record by DH-LT-Investments, 495,504 shares held of record by MH-LT-Investments, 499,944 shares held of record by Bohlini invest, 1,019,235 shares held of record by 4H invest.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

7

CUSIP No. N2451R105

1.	Names of Reporting Persons. Daniel Hopp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 82,963,501 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 82,963,501

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,963,501

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.3%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), DHFS II Holding GmbH & Co. KG (“DHFS II Holding”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Zweite DH Verwaltungs GmbH (“Zweite DH”), Dietmar Hopp, Oliver Hopp, and Daniel Hopp ( collectively, the “Reporting Persons”). dievini, DH-LT-Investments, Dietmar Hopp, MH-LT-Investments GmbH (“MH-LT-Investments”), Bohlini invest GmbH (“Bohlini invest”), and 4H invest GmbH (“4H invest”) are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, Zweite DH, MH-LT-Investments, Bohlini invest, and 4H invest are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The Reporting Persons other than dievini, DH-LT-Investments, and Dietmar Hopp expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 70,846,532 shares held of record by dievini, 10,102,286 shares held of record by DH-LT-Investments, 495,504 shares held of record by MH-LT-Investments, 499,944 shares held of record by Bohlini invest, 1,019,235 shares held of record by 4H invest.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

8

CUSIP No. N2451R105

1.	Names of Reporting Persons. DHFS II Holding GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒(1)
(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,102,286 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,102,286

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,102,286

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), DHFS II Holding GmbH & Co. KG (“DHFS II Holding”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Zweite DH Verwaltungs GmbH (“Zweite DH”), Dietmar Hopp, Oliver Hopp, and Daniel Hopp ( collectively, the “Reporting Persons”). dievini, DH-LT-Investments, Dietmar Hopp, MH-LT-Investments GmbH (“MH-LT-Investments”), Bohlini invest GmbH (“Bohlini invest”), and 4H invest GmbH (“4H invest”) are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, Zweite DH, MH-LT-Investments, Bohlini invest, and 4H invest are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The Reporting Persons other than dievini, DH-LT-Investments, and Dietmar Hopp expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by DH-LT-Investments GmbH.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

9

CUSIP No. N2451R105

1.	Names of Reporting Persons. Zweite DH Verwaltungs GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒(1)
(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,004,672(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,004,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,004,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.6%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), DHFS II Holding GmbH & Co. KG (“DHFS II Holding”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Zweite DH Verwaltungs GmbH (“Zweite DH”), Dietmar Hopp, Oliver Hopp, and Daniel Hopp ( collectively, the “Reporting Persons”). dievini, DH-LT-Investments, Dietmar Hopp, MH-LT-Investments GmbH (“MH-LT-Investments”), Bohlini invest GmbH (“Bohlini invest”), and 4H invest GmbH (“4H invest”) are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, Zweite DH, MH-LT-Investments, Bohlini invest, and 4H invest are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The Reporting Persons other than dievini, DH-LT-Investments, and Dietmar Hopp expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by Zweite DH Verwaltungs GmbH.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

10

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on August 24, 2020 by the Reporting Persons (the “Initial Statement” and, as amended and supplemented through the date of this Amendment, collectively, the “Statement”) with respect to common shares, par value €0.12 per share (the “Shares”) of CureVac N.V., a Dutch public company (the “Issuer”).

Items 2, 3 and 5, and 7 of the Statement are amended as set forth below and the description of the accession of Zweite DH Verwaltungs GmbH to the Shareholders Agreement set forth below is added to Item 6.

Item 2.  Identity and Background

(a) This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), DHFS II Holding GmbH & Co. KG (“DHFS II Holding”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Zweite DH Verwaltungs GmbH (“Zweite DH”), Dietmar Hopp, Oliver Hopp, and Daniel Hopp ( collectively, the “Reporting Persons”). dievini, DH-LT-Investments, Dietmar Hopp, MH-LT-Investments GmbH (“MH-LT-Investments”), Bohlini invest GmbH (“Bohlini invest”), and 4H invest GmbH (“4H invest”) are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, Zweite DH, MH-LT-Investments, Bohlini invest, and 4H invest are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The Reporting Persons other than dievini, DH-LT-Investments, and Dietmar Hopp expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b) - (c) dievini is a German private limited partnership that manages investments with a principal office at Johann-Jakob-Astor Straße 57, 69190 Walldorf, Germany.

DH-LT-Investments is a German limited liability company that manages investments with a principal office at Opelstraße 28, 68789 St. Leon-Rot, Germany.

DH Capital, OH Beteiligungen, DHFS II, and Zweite DH are German private limited partnerships with a principal office at Heidelberger Straße 43, 69168 Wiesloch, Germany.

Dietmar Hopp, Dr. von Bohlen, Dr. Hettich and Dr. Hothum are German citizens that manage investments with a business address c/o dievini Hopp BioTech holding GmbH & Co. KG, Johann-Jakob-Astor Straße 57, 69190 Walldorf, Germany.

Oliver Hopp is a German citizen that manages investments with a business address at Johann-Jakob-Astor-Straße 59, 69190 Walldorf, Germany.

Daniel Hopp is a German citizen that manages investments with a business address at Johann-Jakob-Astor-Straße 57, 69190 Walldorf, Germany.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The 70,846,532 Shares held directly by dievini were acquired from the Issuer prior to the IPO in several financing rounds using funds dievini holds for investments. No borrowed funds were used.

Of the 10,102,286 Shares held directly by DH-LT-Investments:

•	7,368,500 were purchased in a private placement transaction by the Issuer concurrent with the closing of the IPO on August 18, 2018 at a purchase price of $16 per Share using funds it held for investments;
•	1,896,882 Shares were acquired from 4H invest GmbH in the repayment of loans made by DH-LT Investments and for cash from funds it held for investments, at a value of €16.07 per share; and
•	836,904 Shares were acquired from Bohlini invest GmbH in the repayment of loans made by DH-LT Investments and for cash from funds it held for investments, at a value of €16.07 per share.

The 158,700 Shares held directly by Mr. Dietmar Hopp were acquired from DH-LT-Investments in a private transaction.

Of the 3,004,672 shares held of record by Zweite DH Verwaltungs GmbH, 1,884,278 Shares were acquired from Bohlini invest GmbH in the repayment of outstanding loans and cash held for investment purposes at a value of €16.07 per share, 20,394 Shares were acquired from 4H invest GmbH in the repayment of an outstanding under loans and cash held for investment purposes at a value of €16.07 per share, and 1,100,000 Shares were acquired from MH-LT-Investments GmbH against cash held for investment purposes at a value of €16.07 per share.

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Item 5. Interest in Securities of the Issuer

(a) and (b) The information required by Items 5(a) and (b) is set forth in Rows 7 - 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

(c) 2,983,477 Shares were transferred by dievini to Bohlini invest GmbH a former limited partner of dievini, in a private transaction on March 17, 2022 to implement a plan to transfer the ownership of dievini entirely into the hands of the family of Dietmar Hopp and a family foundation. No consideration was paid by Bohlini invest for the Shares.

2,963,511 Shares were transferred by dievini to 4H invest, a former limited partner of dievini, in a private transaction on March 17, 2022 to implement a plan to transfer the ownership of dievini entirely into the hands of the family of Dietmar Hopp and a family foundation. No consideration was paid by 4H invest for the Shares.

1,896,882 Shares were acquired by DH-LT-Investments from 4H invest GmbH on May 4, 2022 in repayment of loans made by DH-LT Investments, at a value of €16.07 per share.

836,904 Shares were acquired from by DH-LT- Investments from Bohlini invest GmbH on May 4, 2022 in repayment of loans made by DH-LT Investments, at a value of €16.07 per share.

Zweite DH acquired 1,884,278 Shares from Bohlini invest GmbH on May 4, 2022 in the repayment of an outstanding under loans and cash at a value of €16.07 per share, acquired 20,394 Shares from 4H invest GmbH on May 4, 2022 in the repayment of an outstanding under loans and cash at a value of €16.07 per share and acquired 1,100,000 Shares from MH-LT-Investments GmbH against cash held for investment purposes at a value of €16.07 per share.

 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Zweite DH has acceded to the Shareholders’ Agreement between Kreditanstalt für Wiederaufbau, dievini, DH-LT-Investments and Dietmar Hopp in its current form with last amendment as of January 13. 2022.

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Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1.	Power of Attorney.

2.	Joint Filing Agreement.

3.	Shareholders’ Agreement dated as of June 16, 2020 by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG and Dietmar Hopp. (Incorporated herein by reference from Exhibit 3.6 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020).

4.	Investment and Shareholders’ Agreement dated as of July 17, 2020, by and among CureVac AG and several shareholders. (Incorporated herein by reference from Exhibit 3.5 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020).

5.	Relationship Agreement dated as of July 17, 2020, by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG and Dietmar Hopp, dated July 17, 2020. (Incorporated herein by reference from Exhibit 3.7 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020).

6.	Form of Registration Rights Agreement dated as of August 14, 2020, by and among KfW, dievini and DH-LT-Investments GmbH. (Incorporated herein by reference from Exhibit 4.1 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020).

7.	Second Supplement to Shareholders’ Agreement dated as of January 13, 2022 by and among KfW, dievini Hopp BioTech holding GmbH & Co KG, Dietmar Hopp, and DH-LT Investments GmbH. (Incorporated herein by reference from Exhibit 7 of Amendment No. 2 to Schedule 13d filed by the Reporting Persons with the SEC on January 13, 2022)

8.	Pooling Agreement (Incorporated herein by reference from Exhibit 8 of Amendment No. 3 to Schedule 13d filed by the Reporting Persons with the SEC on February 22, 2022)

9.	Accession Agreement (MH-LT Investments) (Incorporated herein by reference from Exhibit 9 of Amendment No. 3 to Schedule 13d filed by the Reporting Persons with the SEC on February 22, 2022)

10.	Accession Agreements (Zweite DH)

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2022

DIEVINI HOPP BIOTECH HOLDING GMBH & CO. KG

By:	dievini Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

DH-CAPITAL GMBH & CO. KG

By:	DH Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

OH BETEILIGUNGEN GMBH & CO. KG

By:	OH Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

DH-LT-INVESTMENTS GMBH

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

/s/ Dr. Marc Hauser as attorney-in-fact
DIETMAR HOPP

/s/ Dr. Marc Hauser as attorney-in-fact
OLIVER HOPP

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/s/ Dr. Marc Hauser as attorney-in-fact
DANIEL HOPP
DFHS II GmbH & Co. KG

By:	DHFS II GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

DH-LT-INVESTMENTS GMBH

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

Zweite DH Verwaltungs GmbH

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-Fact

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